UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

LECG Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

523234 10 2

(CUSIP Number)

Scott A. Maskalunas c/o Thoma Cressey Equity Partners, Inc. 233 South Wacker Drive, 92nd Floor Chicago, IL 60606 (312) 777-4444	James A. Hutchinson, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

(Continued on following pages)
(Page 1 of 12 Pages)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523234 10 2			Page 2 of 12 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Thoma Cressey Equity Partners, Inc.		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 5,037,500

		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 5,037,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2			Page 3 of 12 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON TC Partners VII, L.P.		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 5,037,500

		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 5,037,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2			Page 4 of 12 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Thoma Cressey Fund VII, L.P.		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 4,960,023

		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 4,960,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,960,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2			Page 5 of 12 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON Carl D. Thoma		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 5,037,500

		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 5,037,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,037,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2			Page 6 of 12 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON William W. Liebeck		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 5,900

		8	SHARED VOTING POWER 5,037,500

		9	SOLE DISPOSITIVE POWER 5,900

		10	SHARED DISPOSITIVE POWER 5,037,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,043,400**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%**

14	TYPE OF REPORTING PERSON* IN

** Beneficial ownership of 5,037,500 of the shares disclosed in this Statement on Schedule 13D is disclaimed by Mr. Liebeck and the filing of this report shall not be deemed an admission that Mr. Liebeck is the beneficial owner of these Shares for purposes of Section 13 or for any other purpose.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2	Page 7 of 12 Pages

Item 1. Security and Issuer

     This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Shares”), of LECG Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 2000 Powell Street, Emeryville, CA 94608.

Item 2. Identity and Background

     (a) This Schedule 13D is being filed on behalf of (i) Thoma Cressey Equity Partners, Inc., a Delaware corporation (“TCEP”), (ii) TC Partners VII, L.P., a Delaware limited partnership (“Partners”), (iii) Thoma Cressey Fund VII, L.P., a Delaware limited partnership (“Fund VII”), (iv) Carl D. Thoma and (v) William W. Liebeck (collectively and together with Mr. Lee M. Mitchell and Mr. Bryan C. Cressey, the “Reporting Persons”). TCEP is the general partner of Partners and Partners is the general partner of both Fund VII and Thoma Cressey Friends Fund VII, L.P. (“Friends Fund”). Fund VII is the direct holder of 4,960,023 Shares and Friends Fund is the direct holder of 77,477 Shares. Carl D. Thoma is the sole stockholder of TCEP and William W. Liebeck is a partner in TCEP. TCEP, Partners, Mr. Thoma and Mr. Liebeck may be deemed to have beneficial ownership of the Shares held directly by Fund VII and Friends Fund.

     (b) The principal business address of the Reporting Persons is c/o Thoma Cressey Equity Partners, Inc., 233 South Wacker Drive, 92nd Floor, Chicago, IL 60606.

     (c) The principal business of TCEP, Partners and Fund VII is that of a private investment fund engaging in the purchase and sale of investments for its own account. Mr. Thoma is the sole stockholder of TCEP and William W. Liebeck is a partner in TCEP. Each of Mr. Mitchell and Mr. Cressey is a director and officer of TCEP. Mr. Liebeck also serves as a director of the Issuer.

     (d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Thoma, Mr. Liebeck, Mr. Mitchell and Mr. Cressey is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The 5,037,500 Shares owned by Fund VII and Friends Fund were received in exchange for all of the outstanding stock of TCEP/LECG Funding Corporation, which held 8,059,996 common units of LECG Holding Company, LLC (the “Exchange”). The Exchange became effective after effectiveness of the registration statement relating to the Issuer’s initial public offering. The Exchange was part of a larger reorganization (the “Reorganization”) undertaken in connection with the Issuer’s initial public offering pursuant to which holders of common units of LECG Holding Company, LLC other than TCEP/LECG Funding Corporation each received one share of common stock for every 1.6 common units of LECG Holding Company, LLC. As part of the Reorganization, holders of common units other than TCEP/LECG Funding Corporation also received the right to certain cash payments, including in redemption for preferred units of LECG Holding Company, LLC. Holders of the outstanding stock of TCEP/LECG Funding Corporation received the right to similar cash payments, as well as certain rights and obligations in connection with the remaining assets and liabilities of TCEP/LECG Funding Corporation.

CUSIP No. 523234 10 2	Page 8 of 12 Pages

Item 4. Purpose of Transaction

     As described above in Item 3, the Shares held by Fund VII and Friends Fund were acquired pursuant to the Exchange. The Reporting Persons own the Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Shares. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and, subject to the Lock-up Letter Agreements described in Item 6, take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction, by distribution to their partners or by gift, all or a portion of the Shares which the Reporting Persons now beneficially own or may hereafter acquire.

     On November 20, 2003 the Issuer completed an initial public offering for 7,500,000 Shares. The underwriters for the initial public offering purchased 1,125,000 additional Shares from the Issuer to cover over-allotments of Shares. None of Fund VII, TCEP, Partners or Mr. Thoma purchased or sold any Shares in the initial public offering. Mr. Liebeck purchased 5,900 Shares in the initial public offering.

     In connection with the Issuer’s initial public offering, its board of directors approved the 2003 Stock Option Plan. The 2003 Stock Option Plan provides for the grant of stock options to employees, directors and consultants. The Issuer has reserved a total of 2,500,000 Shares for issuance pursuant to the 2003 Stock Option Plan. In addition, the 2003 Stock Option Plan provides for annual increases in the number of Shares available for issuance under the 2003 Stock Option Plan.

     The Issuer also intends to establish an Employee Stock Purchase Plan (the “Purchase Plan”). A total of 950,000 Shares will be made available for sale pursuant to the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of Shares available for issuance. All of the Issuer’s employees and employees of its designated subsidiaries are eligible to participate in the Purchase Plan if they are customarily employed for at least 20 hours per week and more than five months in any calendar year.

     Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

     (a) As of the date of this report, TCEP, Partners and Mr. Thoma each beneficially own an aggregate of 5,037,500 Shares, which represents 23.2% of the outstanding Shares. Partners beneficially owns 4,960,023 Shares, or 22.9% and Mr. Liebeck may be deemed to beneficially own 5,043,400 Shares, or 23.2% of the outstanding Shares. The Shares beneficially owned by the Reporting Persons include 4,960,023 Shares held directly by Fund VII and 77,477 Shares held directly by Thoma Cressey Friends Fund VII, L.P. Mr. Liebeck also holds 5,900 Shares directly. Mr. Mitchell and Mr. Cressey do not beneficially own any Shares.

     (b)(1)  Number of Shares as to which each of TCEP, Partners and Mr. Thoma has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,037,500

iii.	Sole power to dispose or to direct the disposal of: 0

iv.	Shared power to dispose or to direct the disposal of: 5,037,500

CUSIP No. 523234 10 2	Page 9 of 12 Pages

     (b)(2)  Number of Shares as to which Fund VII has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 4,960,023

iii.	Sole power to dispose or to direct the disposal of: 0

iv.	Shared power to dispose or to direct the disposal of: 4,960,023

     (b)(3)  Number of Shares as to which Mr. Liebeck has:

i.	Sole power to vote or to direct the vote: 5,900

ii.	Shared power to vote or to direct the vote: 5,037,500

iii.	Sole power to dispose or to direct the disposal of: 5,900

iv.	Shared power to dispose or to direct the disposal of: 5,037,500

     (c) None of Reporting Persons has effected any transactions, other than those described herein, in the class of securities described herein during the past 60 days.

     (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

     (e) The Reporting Persons remain the beneficial owner of more than five percent of the class of securities described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Issuer and some of its stockholders are parties to a Buy-Sell Agreement, effective as of September 29, 2000, which provides, in part, that the Issuer as well as certain stockholders, including Fund VII and Friends Fund VII, have the right to repurchase unvested Shares issued in exchange for the unvested shares of restricted common stock issued under the Buy-Sell Agreement at original cost if a stockholder: (a) ceases to provide services on a regular basis to the Issuer, (b) makes an assignment for the benefit of creditors, (c) files a petition in any bankruptcy of insolvency proceeding (or a petition is filed against this stockholder) or (d) attempts to transfer shares of restricted common stock in violation of a securityholders’ agreement among the Issuer and its stockholders. The securityholders’ agreement was terminated upon the closing of the Issuer’s initial public offering. The repurchase right generally lapses over a minimum of 4 years and a maximum of 4 1/2 years. This description of the Buy-Sell Agreement is qualified in its entirety by reference to the Buy-Sell Agreement, a copy of which has been incorporated herein by reference as Exhibit 1.

     Substantially all of the Shares issued prior to the Issuer’s initial public offering are held by stockholders who signed Lock-up Letter Agreements under which they agreed not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exercisable or exchangeable for Shares, for a period of 180 days after November 18, 2003. UBS Securities LLC, in its sole discretion, may release some or all of these Shares before the 180-day lockup period ends. This description of the Lock-up Letter Agreements is qualified in its entirety by reference to the Lock-up Letter Agreements entered into between Fund VII, Friends Fund VII and the Issuer, copies of which are filed herewith as Exhibits 2 and 3.

     Certain of the Issuer’s stockholders, including Fund VII and Friends Fund VII, hold rights to cause the Issuer to register the sale of their Shares under the Securities Act of 1933. These Shares are referred to as registrable securities. Specifically, commencing 180 days after November 13, 2003, a holder or holders of at least a majority of the registrable securities may require the Issuer to prepare and file a registration statement under the Securities Act at the Issuer’s expense covering all or a portion of the registrable securities if the Shares

CUSIP No. 523234 10 2	Page 10 of 12 Pages

to be included in that registration will generate anticipated aggregate net proceeds of at least $5.0 million. Registration rights terminate no later than five years after the Issuer’s initial public offering. Registration of these Shares under the Securities Act would result in these Shares becoming freely tradable without restriction under the Securities Act. This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement entered into between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons, a copy of which has been incorporated herein by reference to Exhibit 4.

     The response to Item 3 is incorporated herein by reference. The Reorganization and the Exchange were made pursuant to an Omnibus Plan of Reorganization between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, Fund VII, Friends Fund VII, the Issuer, David Teece and David Kaplan, dated November 7, 2003 (the “Plan of Reorganization”) and a Transfer Agreement, between the Issuer, Fund VII, Friends Fund VII and TCEP/LECG Funding Corporation, dated November 7, 2003 (the “Transfer Agreement”). Additional information regarding the Plan of Reorganization and the Transfer Agreement may be found in the forms of those agreements, copies of which are incorporated by reference as Exhibits 5 and 6 to this Schedule 13D.

Item 7. Materials to be Filed as Exhibits

     The Exhibit Index filed herewith is incorporated herein by reference.

CUSIP No. 523234 10 2	Page 11 of 12 Pages

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 24, 2003

THOMA CRESSEY EQUITY PARTNERS, INC., a Delaware corporation

/s/ Lee M. Mitchell Lee M. Mitchell Authorized Signatory

TC PARTNERS VII, L.P.

By:	Thoma Cressey Equity Partners, Inc., a Delaware corporation, its General Partner

By:	/s/ Lee M. Mitchell

Lee M. Mitchell Authorized Signatory

THOMA CRESSEY FUND VII, L.P.

/s/ Lee M. Mitchell Lee M. Mitchell Authorized Signatory

/s/ Carl D. Thoma Carl D. Thoma

/s/ William W. Liebeck William W. Liebeck

CUSIP No. 523234 10 2	Page 12 of 12 Pages

Exhibit Index

     Exhibit 1. Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.19 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189).

     Exhibit 2. Lock-up Letter Agreement from Thoma Cressey Fund VII, L.P. to the representatives of the several underwriters of the Issuer’s Initial Public Offering, dated August 8, 2003 (filed herewith).

     Exhibit 3. Lock-up Letter Agreement from Thoma Cressey Friends Fund VII, L.P. to the representatives of the several underwriters of the Issuer’s Initial Public Offering, dated August 8, 2003 (filed herewith).

     Exhibit 4. Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189).

     Exhibit 5. Form of Plan of Reorganization, incorporated by reference to Exhibit 10.46 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

     Exhibit 6. Form of Transfer Agreement, incorporated by reference to Exhibit 10.47 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

     Exhibit 99.1. Joint Filing Agreement, dated November 24, 2003, among Thoma Cressey Equity Partners, Inc., TC Partners VII, L.P., Thoma Cressey Fund VII, L.P., Carl D. Thoma and William W. Liebeck (filed herewith).